                                      Filer: Cooper Industries, Inc.
                                      Pursuant to Rule 425 under the Securities
                                          Act of 1933 and deemed filed pursuant
                                          to Rule 14a-12(b) under the Securities
                                          Exchange Act of 1934
                                      Subject Company: Cooper Industries, Inc.
                                      Commission File No.: 1-1175
                                      Registration Statement No.: 333-62740

The following is a transcription of an oral presentation by H. John Riley, Jr., Chairman, President and Chief Executive Officer of Cooper Industries, Inc., given at a meeting with investment analysts on March 4, 2002. The presentation was broadcast live via telephone and through the Internet, and can be accessed for replay through the Internet via the Investor Center section of Cooper's Internet site, www.cooperindustries.com, under the heading "Management Presentations" through March 18, 2002.

Material in this presentation may include forward looking statements under the Private Securities Litigation Act of 1995. These statements are subject to various risks and uncertainties, many of which are outside Cooper's control, such as the level of market demand, competitive pressures and future economic conditions, the net effects of Cooper's cost reduction programs, the impact of the Federal-Mogul bankruptcy, and shareholder approval of the plan to reincorporate in Bermuda and the ability to realize the expected benefits thereby. A discussion of these factors may be found in Cooper's annual report on Form 10-K and other recent SEC filings.


                                COOPER INDUSTRIES

                            MODERATOR: H. JOHN RILEY
                                  MARCH 4, 2002
                                  6:30 A.M. MT

Richard Bajenski: Thank you all for joining us here today. I'm Richard Bajenski, the Vice President of Investor Relations for Cooper Industries, and today is our presentation on the outlook for Cooper Industries.

                  As many of you are aware, presentations like this contain many forward-looking statements and in addition to the nature of those statements, we also intend to have those statements included under the protections of the Safe Harbor acts as they apply.

                  I must also make note of the fact that the following presentation also includes a discussion of the company's plans to re-incorporate in Bermuda. This discussion does not constitute an offer of any securities for sale, or an offer or an invitation to purchase any securities. An amended registration statement and the proposed proxy statement prospectus relating to the company's plans to re-incorporate in Bermuda will be filed with the Securities and Exchange Commission. As soon as the amended registration statement and the related proxy statement prospectus are finalized, investors should read these documents before making a decision concerning the transactions.

                  With those formal remarks having been stated, let me introduce John Riley, our presenter for today, the Chairman, President, and CEO of Cooper Industries. John?

John Riley:       Thank you, Rich, and welcome to all of you. It's been some time since we've had a chance to chat. Actually, it's been about nine months. Our last presentation to the investment community, I believe, Rich, was at EPG in Florida. So it's been a busy, busy period of time.

                  What I'd like to do this morning is catch you up on what we've been working on over all that period of time, some of which has been well-publicized in the press, some of which hasn't been so well-publicized in the press, and I think you'll be very happy with what you see this morning.

                  This morning what I'd like to do is spend just a few minutes on 2001 results and operating activities. I will be addressing the issue of the strategic review process during this period of time, and I also will be reviewing the situation with Federal Mogul during this time.

                  Second, we'd like to look at 2001-- 2002-- and see how we see that developing and what we're doing to make that the kind of year we think it should be, and then I want to look at the long-term competitive position. I think there are several things we've been doing in the last 9 to 12 months that have positioned us very well in the markets that we're in.

                  To be sure, no doubt, many companies faced challenges in 2001. I doubt that many companies faced as many challenges as Cooper Industries did in 2001. First, like many others, we faced a very difficult operating environment for the manufacturing sector -- depressed markets throughout most of the year. Second, we had to deal with the Danaher indication of interest, which was expressed in August of 2001 and, third, in October of 2001, Federal Mogul filed bankruptcy indicating that they may not honor some indemnifications that they had given us related to our 1998 sale of our automotive products business to that company.

                  Yet I think, overall, we've performed pretty well compared to most similar industrial companies and what people now acknowledge was perhaps the worst economic environment for manufacturing in over 20 years. Our sales totaled about $4.2 billion, off only 5.6 percent from last year. If you run down the balance of the numbers earnings before tax, income from operations, earnings per share, they're all off in the 25-percent to 30-percent range but, most important, cash flow per share. Cash flow was $314 million, an excellent year for Cooper Industries. That's off only 8.7 percent for the year, and you can do the calculation as well as I can. Our free cash flow per share for 2001 comes to about $3.30 a share.

                  Now, that cash was put to good use paying down debt, getting our balance sheet back in order. By year-end 2001, our debt-to-total-cap was at 39.1 percent, down from 44.4 percent, and I think by most measures this would be pretty impressive performance. In a little while, you'll see that we expect that number to be down below 35 percent by the end of the year 2002.

                  A few words on the offer from Danaher -- this was an unsolicited proposal from Danaher in October of 2001. We did as we have said historically we would do -- we tested the market. This was an open, cooperative process complicated by the difficult operating environment, the economic downturn, September 11, 2001 events, and Federal Mogul's bankruptcy. At the end of February we received no definitive offers to buy all or parts of the business and therefore we decided to proceed as an independent company and pursue our re-incorporation in Bermuda. There's not a lot more to be said about this at this point. You may have some questions later. I'll be happy to take them.

                  On to Federal Mogul bankruptcy -- let me just walk you through, chronologically, some of the issues here. Federal Mogul filed Chapter 11 bankruptcy on October 1, 2001. You'll recall that we sold our automotive products business to Federal Mogul. It was about a $2 billion business, as I recall, in October of 1998 when we sold the business to them.

                  Federal Mogul has not yet decided, even to this day, whether or not they will accept or reject the 1998 purchase and sale agreement, including the indemnity obligations of both parties. In other words, we indemnified them for some things, they indemnified us for the asbestos liability that's associated with our business. They have not decided yet to reject or accept the terms of those agreements. If the contract is rejected, and this is an important point, Cooper would be released from other ongoing indemnity obligations. If the contract is not rejected, Cooper has no asbestos-related liability issues. So if they do not reject the contract and keep the terms in place, Cooper does not have an asbestos liability issue related to Federal Mogul.

                  If they reject it, we do have to handle the asbestos liability, but they free us up from any cross-indemnifications, which we gave them as part of that contract. Now, you may ask what that might be. There are certain environmental liabilities that we indemnified them for. There are certain product liabilities that we indemnified them for. In fact, we have about $50 million on our balance sheet related to those indemnifications. That's not the same $50 million that we added to the balance sheet in the first quarter at the end of 2001.

                  Now, our guess is that Federal Mogul will probably reject the contract, but we're not absolutely sure, as I said. They will most likely try to establish a trust for the benefit of the asbestos claimants as provided in the bankruptcy code. I don't want to tell you what Federal Mogul is going to do -- that's their business, but it's our guess that this is the way it will go. Cooper as a guarantor of certain asbestos claims, would be able to participate in the funding of the trust, and obtain the benefit of a permanent injunction against future claims. That is one way this can go. Federal Mogul establishes the trust, we participate in the trust, and then we are protected, going forward, from those future claims on asbestos. They are handled through the trust. Another way is not to handle it through the trust and to just have us handle this on an ongoing basis. Either way, we are confident that this is manageable by Cooper Industries.

                  Now, this is data-- I thought this was maybe a little bit easier way to see than what was the way it was spelled out in our 10K, but this is data that was included in the 10K with some exceptions, and I'll get to that.

                  Some observations about the Federal Mogul asbestos situation -- from September '98 to December '01 -- that's a 40-month period, the claims filed were 75,000; claims settled, about 17,000-- 16,974, in fact; claims balance, 58,178. Indemnity payments for the claims settled were $15.4 million. Legal fees over that period of time, not necessarily all related to the claims settled -- this is total legal fees over that period of time -- $25.5 million. I guess we can see who gets rich in the asbestos arena, can't we?

                  That editorial comment aside, the bottom line is, when you look at the insurance coverage that they have indicated that they've had on these claims, which they say is between 50 and 80 percent, depending on the situation, if you draw a mid-point of that, it's 65 percent. If you draw it at mid-point, you can quickly calculate that, even throwing all of those legal fees into that period of time, the out-of-pocket cash expense is about $4 million a year. That's after insurance.

                  So I don't want to downplay this. This is a serious situation for all companies involved in this. I don't want to downplay it, but let's look at the numbers, let's look at the statistics, and let's draw the right conclusions, because each company's situation is a different situation. Frankly, we don't find, with our cash flow, the $4 million a year an onerous number at all.

                  Now, you may ask what about claims history? In the year 2000, there were 15,000 claims filed. In the year 2001, there were 41,000 claims filed. In the first half of 2001, there were 33,000 claims filed, and in the second half of 2001, there were 7,500 claims filed. So you can see that there was a big rush of claims coming in against Abex through Federal Mogul in the first half of 2001, obviously, before the bankruptcy was filed. Since that period of time, those claims have moderated to a much lower level.

                  Now, how do we see this? We don't like it. As I said, we consider it a serious issue. We consider it, frankly, a big distraction, but on the other hand, we're not afraid of it. We have claims-handling experience in asbestos. We used to run the automotive businesses, so we know, generally speaking, how these claims work, how they can get settled, where to go to court, where not to go to court. We do have access to significant insurance. This is Abex-- this Pneumo-Abex insurance, which we have the rights to if we have-- if it is decided that we have this liability over the long term. It is a significant amount of insurance.

                  We can participate in it, Pneumo-Abex can participate in it, I think there's one other company that can participate in it, but it's a total of about a billion dollars' worth of insurance, and based on our analysis, which we have completed with what we consider to be industry-leading outside experts, the insurance coverage plus our reserves put us in a very good protected position and, obviously, that brings us down to the reserves and the whole card is -- do we have cash flow to cover any other kind of contingent liability that may be here in some way, shape, or form, even if our projections are off by 5 percent or 10 percent? The answer is, absolutely, yes. We kick off about $300 million worth of free cash flow before dividends every year.

                  So we can answer questions on that later, but I thought that's kind of how we see the whole perspective. A difficult operating year in 2001, difficult operating environment -- we think we've performed pretty well. We think we managed our costs pretty well, we made excellent progress in the area of strategic sourcing and low-cost manufacturing. I think you're going to be very impressed with some of the numbers I'm going to show you in a minute, and we kicked off our Cooper Connection distributor program. If we did control costs, the one area that we didn't chintz on in 2001 was in our marketing and sales effort.

                  Now let's move on to 2002. At this point, when we set our budgets for the year, we've set them on the basis that the markets will remain depressed at least through the mid-year and improve gradually thereafter. I listened to the TV this morning, as maybe many of you did, and I guess one has to feel a little bit more optimistic about 2002, if you listen to the reporters but, again, this is how we set our goals and objectives for this year. If the economy is stronger, all the better for Cooper and its shareholders.

                  Our operating focus will remain on gaining market share, controlling costs, and maximizing cash flow. In other words, we've told our folks, "Look, don't get too excited about the economy turning up. We want these businesses run tight. We want to see the savings that we generated in 2001 reflected in our 2002 results, and if better times come as the year progresses, we will then take a look at some additional spending plans."

                  How do these markets look? Certainly, at the end of the year, not very good. The only market that actually held up throughout 2001 and still is holding up reasonably well is the construction market, although I would say that this is a little bit deceiving-- this chart-- this is total construction put in place. Clearly, the driver on this number has been residential, and single-family and multi-family housing. Commercial construction has actually begun to drop off a little bit. Certainly, we saw that in the fourth quarter of 2001, and we're not sure that's not going to continue, certainly, through the first quarter of 2002.

                  The other pieces of the markets -- pretty bleak. This is industrial production, month-to-month change. Through the end of 2001, the past 15 quarters, 14 quarters had a negative quarter-to-quarter change in industrial production. This is what you're seeing in manufacturing in North America. It's been a very, very difficult market, and with these kinds of slowdowns come slowdowns in capital spending, in plant production, and so on and so forth. So this has been a major driver and a major inhibitor to all manufacturing companies in North America.

                  The good news is that the decline over the last quarter for the last four or five months there, appears to be moderated, and I would say we've pretty much hit bottom in the industrial sector in North America.

                  Electronic shipments -- again, a very, very quick and rapid drop-off between the fourth quarter of 2000 into the first half of 2001. This has not been good for our Bussmann business, it's not been good for our B-Line business. Again, the good news is it appears to have moderated, albeit, at a low level in the second half. The yellow line here, by the way, is communications equipment. That would be one of our indicators for the things that we sell into -- the Motorolas, the Nokias, the Lucents, the Northern Tels, those kinds of people -- and then the electronic components would be more of the traditional computer manufacturer and so on and so forth.

                  Employment levels -- it's just a composite reflection of what I've showed you before. You'll see manufacturing employment dropping off in the yellow line. That is a direct reflection of that quarter-to-quarter reduction in spending-- industrial activity that I showed you before and, obviously, the unemployment rate has risen very quickly after that across the country, and it looks like it's pretty much peaked out. It's something between 5.5 percent to 6 percent. We would expect that to begin to moderate now and to go the other way as the year progresses.

                  Again, our outlook, at least as we put it together back in November and December, was hold tight, don't spend, spend only where you need to get growth, and then we'll ride this curve back up as the year progresses. What's going to drive that? Cost performance -- really two. I think we did a great job reducing our employment early in the year. This is a plot of 2000 employment -- hourly and salaried employees versus the end of 2001. You will see that in 2001 we reduced our hourly employees by about 13 percent and our salaried employees about 7 percent, and we expect to hold those savings through much of this year.

                  On the expense side of the equation, our SG&A expense was also in pretty good shape. We went from 17.5 in the first quarter of '01 to about 16.3 in the fourth quarter of '01, or a 15-percent reduction -- again, a lot of these savings will ride through 2002.

                  Looking at two other major programs, I think most of you know that we've been focused on this issue of strategic sourcing and this issue of low-cost manufacturing. Strategic sourcing first -- we kicked this program off-- I guess it was very late in 1999-- and this was a major cultural change across the company. We had eight operating divisions that basically did their own thing from a sourcing perspective. We put in place an organization that would bring that all together. We established that infrastructure early in the year 2000. We projected that we would get a net pretax savings in 2000 of $5 million. We hit that. We also projected that we would be at a $50 million run rate by the end of 2002.

                  I'm pleased to tell you that we are at the $50 million run rate at the end of 2001, and we expect that run rate to be somewhere between $80 million and $90 million in 2002. This is how it stacks up. We spent a lot of time on the measurement system on this. You know, the question always comes up -- are you really getting these savings? Trust me, we are really getting the savings. This is a monthly report that I look at. It basically shows how these savings are ramped up over a period of time. That is the total-- in December you'll see that number is around $50 million. That's the total identified savings, some of which we've seen in our P&Ls, some of which are continuing to roll into the P&Ls. I would guess it's probably-- in December of that, roughly $48 million, $49 million, we are probably getting three-quarters to 80 percent, 85 percent of the P&L in 2001, and there will be another kickover into 2002.

                  At the end of 2002, we expect to be at a run rate, again, of something between $80 million and $90 million. Some of this is plain negotiating, some of this is group buying, some of this is moving vendors, some of this is outsourcing, but it's been a very, very successful program.

                  There have been some ancillary benefits to this program. We've spent a lot of time looking at sourcing organizations and how we do that. We've established, actually, our own sourcing organization in China. We have roughly about 20 people over there now who are doing nothing but looking at opportunities to reduce purchase costs or purchase materials for the company. We've also decided now that with that success, we will establish what I would call a "China Design Center," and this is to design products for the Asian markets but also to redesign products that are currently made here in the U.S. at lower cost to bring them back into the U.S. I'm guessing that this group is going to be fully functional, probably, sometime in the second half of the year. So I think this will be sort of a 2002 put-in-place initiative and a 2003 begin-to-reap-the-benefits [audio fade].

                  Another ancillary benefit, and it's not to be discounted. There's been a lot of talk about e-commerce, focusing on the customer. I think everybody in this room, most of you know that our position was you've got to get your house in order inside before you start to deal outside, and I would say strategic sourcing is the one single program that has now allowed us to begin to get our house in order inside in terms of establishing e-commerce. If you can't do it internally, you don't have any hope of doing it externally, and I think we've made very good progress.

                  I think by the end of 2002, we will be basically on an e-business system inside Cooper-- a Cooper network, so to speak-- where divisions can speak to divisions, where procurement can be done over our e-commerce system, and then that will ultimately lead us-- in my opinion, that will ultimately lead us to how do we handle the logistics and the distribution and the sale of our product, going forward, and you'll see something in this Cooper Connection that I think probably will-- a little light will go on in everybody's head that says, "OK, now we see how this whole thing is converging."

                  Today, for example, we have multiple, multiple finished goods distribution warehouses across the company. When we get this e-commerce system established inside -- who knows? We may end up with two or three regional warehouses for the whole company across the country. So there's lots of savings opportunity that last element is still going to allow us to get to, that we haven't gotten to yet.

                  A word on low-cost manufacturing -- you may be interested to know that currently about 38 percent of our hourly employment is in what we call "low-cost manufacturing locations." These would be places like Eastern Europe, India, China, Mexico -- to name the biggest. We have available capacity right now that we've just recently brought onstream that would bring that number up to 44 percent. We hope to be there by the end of this year, and then we have projects that are on the boards that will take that number up to about 50 percent sometime in 2003. So this is very good progress from where we started a few years ago. By the end of 2003, roughly 50 percent of our employment will be in low-cost locations.

                  Now a word on the selling side of the business -- I've kind of focused on the internal costs, the external costs, strategic sourcing, and low-cost manufacturing -- let me spend a word on the selling side of the business. You know that-- you probably read that we kicked off this program called the Cooper Connection Distributor Program in-- I guess we kicked it off in late 2000, and we've been putting the pieces in place in 2001, and we think we've got some pretty good preliminary indications that this is beginning to work very well for us.

                  Clearly, what we're doing here is sales leverage. We believe that we have assembled the finest group of electrical products and platforms in North America, for sure, and, likely, in the world. There is nobody that has the breadth of electrical product lines that we have. So how do we put that power to use? Well, let's look at what's going on out there and why is it important? One of the reasons it's important is because the channels to distribution are continuing to consolidate. You'll see in '97 the national groups of distributors were about 20 percent of the market. They are now about 30 percent of the market. For Cooper in 2000-- 25 percent in 2000, and ours was about 37 percent. So, clearly, we are focusing on programs that will provide a competitive offset to this consolidating dynamic.

                  This chart I think you'll find very interesting because most people will say, "But you don't have much room to move." You've got great product lines, great market share, but you don't have much-- this is our opportunity chart. You'll see our five-- by the way, our five Cooper Connection lines and supply lines are B-Line, Bussmann, Crouse-Hinds, Lighting, Cooper Wiring Devices over to the far right. This is the chart that we have spent a lot of time on -- competitive dynamics -- trying to figure out where we stack up across all of these product lines in these markets.

                  So you'll look at B-Line, for example, on the left-hand side. We think they play in about a billion-eight market. You can see that we think they've got about 15-percent market share. If you move to the left, you'll see Bussmann has about 20 percent market share of a billion-two. You may say, "But we thought Bussmann had 50-percent market share." That's what's changed. This is the circuit protection market, not just the electrical fuse market.

                  So what we asked our folks to do was look at the perspective from the standpoint of what's the function? The function is circuit protection. Yes, we are a very big player on the electrical fuse technology side of that market, but look at the room that we've got to move between the red line in the top of that bar chart, and you'll notice that the yellow bar on top -- that's a myriad -- a myriad -- of small suppliers to the distribution channel.

                  So what this tells us is that we've got the broadest line coming across, but we've got a lot of room to move, going forward. So our sales leverage plan should work.

                  Another way of looking at it is, if you look at this on light product line analysis, our revenues on light product line are a factor of two times anybody who is the next-largest group. Again, another indicator that we have very broad product lines, a good, solid position in the marketplace that we can grow from.

                  We have moved in a different direction organizationally to address this. We've just recently made the change where Ralph Jackson, who is our chief operating officer, will focus in 2002 on tools, power systems, and Cooper Menvier, our European operation. We've got some issues there that we need to deal with in all of those operations, and we've just recently-- actually recently-- I guess it was sometime in the second quarter of 2001-- we brought on board a fellow named Kirk Hachigian, who was with GE Lighting. He ran their Asian sourcing operations, and Kirk is now responsible for bringing together all of the Cooper Connection operations, and we're quite pleased to have him and the insight that he's bringing to the operation.

                  We've made some changes in sales and marketing. I mentioned that we didn't chintz on this. We have our normal division sales forces, but now we have also regional vice presidents who are looking over the implementation of Cooper Connection. So it's one thing to have products, it's one thing to have the division manufacturing strength, but you've really got to have the customer face time, and this is what we think is working, and you'll see that we've broken this down into five different regions -- Canada, Northern region, Southern region, national accounts in the West, and then we have one corporate VP of marketing, who is located in Houston. Those folks will cover probably 55 percent, 60 percent of the electrical distributorships.

                  Now, what are the early indications? The early indications are actually quite good. This is a plot of sales by unit in 2000-- in red, in 2001. You'll see that Lighting was off just modestly. Crouse-Hinds was actually up year-over-year. Wiring Devices was actually up year-over-year. Bussmann and B-Line-- well-- Bussmann was down year-over-year. Significantly, that's almost all the electronic and telecom. A situation I talked to you about before. B-Line was up, but that's because we owned it four more months in the year but, overall, we were down only 3.6 percent, which was a hell of a lot less than our overall sales drop in total.

                  So our indications are, when we look at that 3.6 percent, we've benchmarked that against other electrical similar companies, and I think you'll find, if you benchmark that yourself, that's a pretty good number for the year 2001. Nobody likes to see a drop in sales, but if you're going to see a drop in sales, I think you want to be the smallest drop in sales, and I think we're in pretty good shape in that regard.

                  So -- what's this all mean? It means cost control, it means Cooper Connection, in the industry we have the best brands, we have a great incentive program, we have great vendor consolidation opportunities for our customers. They can come to us and knock out a whole bunch of paperwork, and it gives us a single point of contact from a sales perspective. Just to put it in perspective, if you went back to that opportunity chart, and you looked at it and said what would 1-percent share mean? It's about $150 million -- $143 million, to be exact. So we think we're on the right track there.

                  This is just a summary of the 2002 outlook. We're going to carefully control our employment levels, we're going to carefully control our expenses, we're going to continue to forge ahead with sourcing, with Cooper Connection, and low-cost manufacturing, and we're going to focus very heavily again on cash flow. We think our cash flow for the year-- you may have it a little bit later, but it's going to be in the $300 million range-- free cash flow.

                  Just one last comment -- I think we did pretty well considering the Danaher situation, the Federal Mogul situation. I think one of the things we did right is we began to cut our costs pretty early in the year, and I think that turned out to be the right decision. It's not a decision that we wouldn't normally take, but it was the right decision, and all things considered, with all of that distraction in 2001, I think we did a pretty good job positioning for 2002, and we're going to have a pretty decent 2002 if this economy continues to look like it's getting better.

                  We had mentioned this in our January conference call, I guess it was, Rich and Brad, that we thought our electrical revenues would be about flat for the year. Our operating revenue income would be about flat for the year. We were targeting about 14-percent return on sales for our electrical group. Tools, we think we're going to be down on sales, probably in the 5-percent range, something like that, I don't remember exactly. Pardon me?

Man:              [offmike][inaudible]

J. Riley:         It's a little less than that, Rich reminds me. Our operating income is going to be off 20 percent. There's a reason for that. We're not happy with the inventory turns in our tools business. We are going to take inventory out of that business.
                  We are going to generate cash, even at the expense of eating some factory variances in the tools business in 2002.
                  Hopefully, the economy will help us get there, but if it doesn't, we're going to take the inventory out, and our returns there, as a result of that, will be about 8.5 percent, give or take.

                  We forecast about $3 a share, it could be more if the economy is better and it continues to look-- it's continuing to look like it might be a little bit better, it could be a little bit more, but we don't see a whole bunch of robust capital spending in the manufacturing arena, certainly until the middle of the year. So if it gets to roll, it will roll, probably, in the second half of the year.

                  Another bit of good news for 2002 -- again, I mentioned that we would have about $300 million-plus in free cash flow. That would-- if we apply all that to reducing debt, that will take us down to, I think, around 34 percent, if I'm not mistaken -- something in that order of magnitude.

                  What isn't included in 2002, the numbers I just gave you, is the offshore company re-incorporation numbers, and I'll just run through those quickly. Why are we doing it? One, we think we need that tax rate to be totally competitive in worldwide markets. We have some competitors who have a lower tax rate because they're in Puerto Rico, we have some competitors who have a lower tax rate because they're in Bermuda, we have some competitors who have a lower tax rate because they're in Europe, and if we're going to compete over the long term, we have to have a tax rate that's competitive with their tax rate, and the basic reason for doing this is to establish ourselves as a long-term competitor in worldwide markets.

                  Certainly, it will facilitate our strategy, the additional cash flow will do that, and we'll see an improvement in our earnings in cash flow as a result of [audio fade].

                  What is that strategy? It's maximizing business growth and cash flow, use that cash flow to invest in future earnings, either in developing or acquiring new and different electrical and electronic businesses, and then apply that cash flow also to debt and, where it's appropriate, at a time when it's appropriate, to share repurchases. It's not rocket science. It's a pretty basic cash-flow-driven strategy, and we have the cash flow to do it.

                  This move will increase our EPS about 58 cents a year, and then grow moderately thereafter. It will increase our cash flow by about $55 million annually. The bottom line is, if we do this we will be a stronger focused company, we will be in a better position to have global expansion and additional acquisitions. Obviously, it gives us generation-- cash generation and growth prospects, and it will allow us to compete in these global marketplaces with non-U.S. competitors with lower tax rates. It's that simple.

                  Now, before I close, let me just run quickly through why we feel good about where we are. This is what we want to be. We want to be the leading-- we say, a, we want to be the leading presence in worldwide electrical and electronic and tools markets. That's where we want to be. Do we have the wherewithal and the underpinnings to do that in this kind of an environment? This is what's happening out there. No matter what anybody says, this is what's happening. Everything is consolidating -- manufacturing, channels to market are consolidating, and eventually the standards are going to consolidate on a worldwide basis -- it's a little bit further off as we go down this list, but it's going to be a truly global, worldwide competitive market as we go forward. I may not see it all in my time but, trust me, those that follow me will see all of these things continue, and they will be competing in global markets.

                  Our view is -- how do you compete in that market? You've got to have global market position. That's why we established the Menvier thing in Europe through an acquisition. That's why we bought CEAG in Europe through an acquisition. You've got to have breadth of line. We've already shown you where we stack up on that compared to the competition. You've got to have product differentiation, which is very difficult to get, and we do have some pretty good product differentiation. You have to have size to compete in this market. Size is going to get you leverage. Everybody can do strategic sourcing, but if you're bigger, you're going to get better benefits out of strategic sourcing than if you're small and, obviously, that size is going to give you cost advantage. So this is the environment.

                  Now, the question is -- how well are we positioned? We think pretty well. One, in North America we think it's about an $80 billion market. We think we are serving about 45 percent of that market-- something around 45 percent of that market. You can see where we are -- lighting fixtures, transmission distribution, fittings, and enclosures, our Crouse business, protection, our Bussmann business, Wiring Devices-- our Wiring Device business, support system, our B-Line business. There's about 50 percent of this pie that we don't play in today, but we'd like to play in some of that tomorrow, and this is where we are in terms of the areas that we think we'd like to play in -- control and tools and equipment, panel board and switch gear, connectors, those kinds of things.

                  You'll also notice there is a green piece of the pie that's roughly, what, 15 percent, 20 percent of the pie. We basically-- I guess it's 30 percent of the pie, now that I look at it-- we basically said this is stuff we don't want to be in. We don't see where there's any way of making any money in about 30 percent of that market. Some people have asked me what's in there -- basic wire and cable. There's plenty of basic wire and cable capacity in the world. They don't need Cooper Industries to be a player in that market. We don't need to be there, either. The margins aren't good at all.

                  So we think we've got a good, solid beginning position. We think we know where we want to be. Now, why do we think we can compete in those markets? First, premier brand names -- we've got great brand names with good, solid market position -- B-Line, Eagle, Arrow Hart, Bussmann, Crouse-Hinds, Menvier, Cooper Power Systems, Kyle, and you go over on the tool side, and it's the same thing -- all well-known brands.

                  Secondly, we have excellent customer relationships, not only with the existing customer base, but with the evolving customer base that we just talked about -- these larger national chains that are coming into play -- like the Graybar and Lowe's and Home Depots and the Graingers and so on and so forth. We have excellent customer relationships, and we ought to be able to grow on that-- leverage on that base.

                  We're a lot more global than some people give us credit for. This is just a stacking chart of our businesses, our facilities, where they're located, and you'll notice that there's a lot more international influence to some of these businesses than people give us credit-- our least-- two least international businesses probably would be B-Line and Lighting, and we think that Lighting has got great opportunities in China, once we get this Design Center up and running and sourcing over there.

                  This is where it all comes together. We think this is what gives us the advantage over the traditional electrical supply houses in the market. We have global reach. That supports our solid position and gives us sales and distribution leverage. We have great product depth. We have products serving nearly 50 percent of the electrical products market. We're positioned as a critical supplier in all the major channels. We have very good brand names, which gets us attention in terms of recognition of quality and innovation and leverage for new products, and we have great customer relationships.

                  If I were going to ask you to focus on any one chart in terms of a company, going forward, I'd stack our position on this chart with almost any competitor we deal with on a day-to-day basis.

                  Finally, cash flow -- this is a bit of a different chart. This is our cash flow-- free cash flow over the last five years from '97 to 2001. You'll notice that we were on a very good upward trend through the year 2000 -- 2001 was the economic downturn that we just talked about but still a very impressive 314, or $3.30 a share. We're estimating that we'll be around that same number in 2002. The little blue chart, by the way, is the impact of the inversion project-- the Cooper Bermuda incorporation. So we should be able to grow our cash flows something in excess of 12 percent assuming we implement the inversion in 2002.

                  Again, I want to remind everybody, we have not included the inversion in any of the 2002 numbers that we've talked about.

                  This is the key. If you've got the cash, you're going to have a chance to look at opportunities, and it's pretty clear, it seems to me, that our focus on cash flow has been working pretty well, albeit for a difficult 2001, but it will continue to work very well over the next several years.

                  With that, let me close by just saying we've talked about 2001, we've talked about Danaher, we've talked about Federal Mogul and asbestos, we've talked about 2002 outlook in a very questionable economic environment that still remains, but the bottom line is, when you cut through all of that, the real issue is what's at the heart of this company. What's at the heart of the company is unparalleled product and brand equity. What's at the heart of the company is strong market position against the business segments with, as a reminder, that opportunity chart that says we've got room to grow into different products within each of those businesses that we don't participate in today. We have very solid customer relationships. We are growing internationally and expanding our position there, and the bottom line is, we have the money and will have the money to finance all of that growth.

                  With that, I think we're probably ready to take questions.

                  David? Can you turn those lights up just a little bit, John? It might be a little easier.

David: John, can you talk a little bit on the asbestos? Is the $15.4 million on the indemnity payments and the $25.5 million in legal fees, is that a total before insurance? After insurance? And can you just help me understand the estimated annual cost of $4 billion -- how you arrived at that? What's the math that allows you to arrive at that?

J. Riley:         I don't think we need that microphone. We can do it without the microphone, probably.

Man:              Could you repeat the question?

J. Riley:         Yeah, I'll repeat the question. I think what David is asking me to do, or has asked me to do, is to go back to what I think is identified as chart number 11, David? Is that right? And to sort of give you a little bit more color as to where that $4 million came from in the whole issue, right?

                  This is information, by the way, that was disclosed by Federal Mogul to us. This is their filings, and this is from their information, and his question was -- can you sort of walk me through what's in all these numbers and how the insurance applies.

                  What this basically says, David, is that-- let me focus you on the indemnity payment line -- $15.4 million. Those were actual indemnity payouts to plaintiffs for the 16,974 claims or, roughly, an average of about $900 a claim before insurance -- before insurance.

                  The legal fees, the $25.5 million, applied to all of the legal expenses over the 40-month period from '98-- September '98 through December of '01. Are you following? Again, before insurance. To be simplistic about it, I took the $15.4, the $25.5, and I divided that by the 40-month period and said what's the net cash cost to that after, roughly, 65 percent to 70 percent insurance. I don't know which one I used, it's either 65 or 70, but I think when you calculate it, you will find that the annualized after cash there is about $4 million.

                  David, I don't know if it's 5, I don't know if it's 3. It could be 6, it could be 2-- I mean-- all I'm suggesting is the $4 million is not a back-breaking, out-of-pocket expense certainly for Cooper.

Man:              [offmike][inaudible]

J. Riley:         That's correct.  This is Abex, and that's where the potential liability lies.

                  Now, I will say this. In their filings, Federal Mogul has disclosed that their insurance coverage has been somewhere between 50 and 80 percent. Candidly, we were quite surprised that they weren't getting more insurance coverage on average than the net range than we would expect to if we were handling the claim. Our experience has been certainly not down in the 50-percent and 60-percent range, I can say that.

Man:              [offmike][inaudible]

J. Riley: Well, I think the strategy is really-- it depends on what the case is and what the circumstances are, and if you really get into this, you have two kinds of cases that are into this area. One is the standard, traditional, multiple plaintiffs join all together. Everybody in this room, for example, could probably say-- I hate to say that in this room, but could probably say that at some point in time in their lives they have been exposed to some asbestos.

                  For example, each of us probably have always been in an automotive repair shop when somebody was working on our car. One would argue that there's asbestos around that you were exposed. So you have this sort of group mentality plaintiff-- large groups-- which generally are really settled at relatively low numbers -- much lower than the average number you're looking at here.

                  The other side of that equation is the mesothelioma situation, which is more identified with cancer, and in those cases, I'm happy to say, based on the preliminary detail work we did in terms of our analysis, it would appear that the number of those cases that are involved with Abex-type products are, frankly, under the average of what one would normally see. So we feel kind of good about that. That does not mean that you don't run into that kind of case, but, in general, it looks pretty reasonable.

                  So our approach at this point is, number one, we need to know where Federal Mogul is going and, candidly, we may not know that for a 6- to 12- to 18-month period. I mean, they're going to have to finish their filing here in probably the next six to nine months, I'm guessing. We will then know if they're going to set up a trust. We will then decide whether that's something we want to participate in or do we want to do it more on a one-off basis with the universe out there.

                  It will depend on how we feel about what the cost of entry is in terms of all that, but, certainly, we do not want to-- at this point, I'd say we're in a position where we don't think you're going to win this in the newspapers, necessarily, so our view is that we should work diligently with our representatives, both in Texas, but also in all of the states that we deal in, and we have a lot of representatives to perhaps get some better control of this through a government perspective. In the meantime, we have to do what we have to do to settle these cases.

                  Now, one thing I want to mention -- I want to clarify again, one more time, this issue-- we've had questions, and I don't-- maybe somebody had this question, but we've had questions in our disclosures that our $50 million pretax charge in the fourth quarter provided additional reserves, and the question came up is, what does that mean, you have other reserves? Well, we have about $50 million of other reserves related to Federal Mogul that were related to indemnifications to them in the original sale agreement. Keep in mind, if they reject the contract, and we have the asbestos, then we no longer have those indemnification responsibilities and therefore that $50 million becomes available with our other $50 million. Have you got that? Is that clear?

                  So net-net-net, I guess you'd probably say we've got about $100 million. It will play out, over time.

                  Mike?

Mike:             [offmike][inaudible]

J. Riley:         Mike, help me with that one more time.  I want to make sure
                  I've got--

Mike:             [offmike][inaudible]

J. Riley:         That's the indemnity payment. They've also paid legal fees that apply to that--

Mike:             [offmike][inaudible]

J. Riley:         -- fair enough.

Mike:             [offmike][inaudible]

J. Riley:         They claim between 50 percent and 80 percent.

Mike:             [offmike][inaudible]

J. Riley:         I can't answer for them.  I would only say that each of these insurance-- there are multiple insurance policies, multiple carriers, and I would-- well-- they have negotiated agreements-- obviously, negotiated agreements with these insurance carriers--

Mike:             [offmike][inaudible]

J. Riley:         That's right.

Mike:             [offmike][inaudible]

J. Riley:         No, no, no.  These are in separate negotiations that they have done with their insurance companies.

Mike:             [offmike][inaudible]

J. Riley:         Yeah, but that doesn't mean we were paying-- we were--
                  actually, our experience was more 70 percent-plus.

                  Now, each insurance company will look at-- I can't speak for the insurance companies, but there are several factors that apply to what gets covered. The timing of the coverage-- most important from an insurance company standpoint is how efficient is a company in handling those claims, because bottom line is, if I'm efficient in handling the claims, I can save the insurance company dollars, and you may ask-- I think your question is -- why would an insurance company pay somebody 50 percent and pay me 70 percent, and the answer is I think we're a hell of a lot more efficient than the other guy, and we can prove it, and we can show black on white how they can save money in aggregate.

Mike:             [offmike][inaudible]

J. Riley:         Yeah, go ahead.

Man:              [offmike][inaudible]

J. Riley:         Well, I can't answer--

Man:              [offmike][inaudible]

J. Riley:         Yeah, I can't answer that specifically, Mike, because I don't know. Abex is always involved in some form of litigation. Now, if you're asking me are there any cases that are in the courthouse today, the answer is no, not that I'm aware of. I think that's a pretty good answer, and I think, generally speaking, these cases tend to get settled out at some point in time.

                  Let me put it this way, and I hate to do this, but based on our analysis, and I think based on the conversations, Abex isn't the biggest pimple in the Federal Mogul situation.

Mike:             [offmike][inaudible]

J. Riley:         Oh, yeah, I'm sure we have, but I don't know what the number
                  is.

Mike:             [offmike]

J. Riley:         Yeah, it's not much.

Mike:             [offmike][inaudible]

J. Riley:         You could have an installation on a lighting fixture or
                  something that was made 50 years ago. I mean-- I mean-- I think you'd have trouble going to any company that's been around in manufacturing in the U.S. for any period of time and having them at least not have some tangential asbestos issue that we all deal with on a day-to-day basis, but the bigger ones are the ones that you read about [audio fade].

Man:              [offmike][inaudible]

J. Riley:         Well, the Abex claims, bottom line, is we're going to be
                  handling the Abex claim situation during that period of time, up until whenever it gets settled out. In terms of timing, from Federal Mogul's perspective, again, I think that they probably will establish the-- I think they have two swings at the ball here, and normally these things get extended for the second swing, and my guess is you probably won't know exactly what Federal Mogul is going to do for a 6- to 12-month period in terms of establishing the trust. Now, I may be fooled, maybe they'll do it earlier. Obviously, the quicker they can do it the better, it seems to me, but there are a lot of complications in that business right now, again, the least of which-- the greatest of which is not the Abex situation. So
                  I'm guessing you're probably looking at, I don't know, pick a number-- 6 to 12 months, Barry.

Man:              [offmike][inaudible]

J. Riley:         No, they're not stayed yet.  We're handling those claims,
                  we're running them through like we would have normally run them, had we owned the automotive businesses. That's what we're doing today. That's not to say that we will not file to stay the claims we will-- we need to understand a few more things down the road here to decide which way we want to go on that, but that's very possible that we would file. Whether or not we get the approval to do that, that's up to the courts.
                  So we're looking at this as if we're going to be managing this situation probably for somewhere between a 12- to 18-month period before we find out where we are. We're not concerned about that in the sense that we think-- again, we know how to handle the claims. We think the insurance coverage is adequate, and we certainly think we're protected from a reserve perspective during that period of time.

                  Go ahead, Harve.

Man:              [offmike][inaudible]

J. Riley:         What other legal issue do we have out there?

Man:              [offmike][inaudible]

J. Riley:         I'm not sure about losing momentum, but what it says is that at some point in time, once you go through your book of purchases-- I mean-- obviously, the big thing to do is make your big moves first where you know where the opportunity is, and you do that for a couple of reasons. One is you want the savings; two is you really want the momentum to begin to build so the organization begins to catch on to the-- and become enthused with the whole process. Over a period of time, you're going to be looking at-- I don't disagree. You probably will be looking at a declining piece of-- in other words, the deeper you get into the program, the tougher the savings get to be, because then you get into things like-- the difference would be, for example, me taking all your aggregate purchases of pencils, and you coming to me and say, "We want to buy all our pencils together." That's the easy money.

                  The difficult money is down the road when all of you say, "OK, we're buying all our pencils from you, but now what we want to do is redesign this into one pencil, and it's going to be one pencil for all of you, where you all had different pencils before." That becomes a much tougher road in terms of designing those things into the product base. Then you're getting into engineers. So I think it's a natural phenomenon that you're going to ramp up reasonably quickly, and then you're going to see a very gradual growth thereafter. I don't find that unusual.

                  What it tells us is that while we're doing that, in using the e-commerce or procurement system network that we're putting into implement those purchasing savings on an automated basis throughout the company, we then are in a position to take that networking system and begin to work that out into things like transportation, logistics, customer service, et cetera, et cetera, et cetera, which should, in fact, give us a whole bunch of new opportunities for savings, going forward.

                  I would argue would be-- I know some people wouldn't agree with me internally-- but I would argue all of this is built off the concept and the cultural change of doing things together as opposed to doing things in eight independent divisions.

Man:              [offmike][inaudible]

J. Riley:         I don't have that number for you, Martin. We can get that
                  number, I just don't have it on the tip of my tongue. Now, when you define-- just so we're clear-- how do you define material cost productivity?

Man:              [offmike][inaudible]

J. Riley:         We do have that. I just don't have it with me. What we do is, at the end of every period we take the purchase price, what it was, the purchase price, what it is now, and we compare that to what we call the "inflation indicator," and the bottom line is, if that's a plus, then you're buying better than you would be under other circumstances. If it's a negative, then you've really got to look at that. In some cases, where there's been a drop in commodity prices, it might be less negative than what the market would have normally-- or more--

Man:              [offmike][inaudible]

J. Riley:         Pension?

Man:              [offmike][inaudible]

J. Riley:         2002, right.

Man:              [offmike][inaudible]

J. Riley:         I would say that by any standards, we have a very conservative position [audio fade].

Man:              [offmike][inaudible]

J. Riley:         I don't think it's apples and apples, Brad.  I think what
                  they're talking about is the offset, right?

Man:              [offmike][inaudible]

J. Riley:         Not as it relates to Abex, but that's not their insurance
                  coverage -- the 250.

Man:              [offmike][inaudible]

J. Riley:         I don't want to be in a position of stating their position, but if I understand this correctly, and I think I do, they have estimated a liability and then they book an asset, an insurance asset. An insurance asset is not a reflection of their total coverage. I think Brad [audio fade].

Man:              [offmike][inaudible]

J. Riley:         Eight-- four, excuse me.

Man:              [offmike][inaudible]

Man:              [offmike][inaudible]

J. Riley:         Not as it relates to the Abex coverage, Bob, but I think
                  that's really-- you've got to keep coming back to the Abex coverage.

Man:              [offmike][inaudible]

J. Riley:         That's fair.

Man:              [offmike][inaudible]

J. Riley:         It covers the P&L impact of the charges you would have that are uninsurable. Is that what you're asking?

                  Yeah, in other words-- just to put this in numbers -- if the insurance provides 70-percent coverage for both the indemnity and the legal cost, then somebody has to pick up the 30-percent coverage, and the 30-percent coverage is the [audio fade] 50 plus 50.

Man:              [offmike][inaudible]

J. Riley:         That's the account metric model, but it goes out quite a long way, which would be standard. I mean, that isn't something that's unique to Cooper. I would think most people that run these accounting metric models would do that, because you have-- you know-- bottom line is, you haven't really made this product or-- we've never sold the product. We basically-- it was stopped being made in, I don't remember, 1988 or '87 or something like this. So what you're going to see is this sort of wave of age and then those people that would have potentially been even close to a product that was made by Abex will fall off over a gradual period of time, but we've run these models out quite far.

Operator:         Pardon me, this is the conference operator.

J. Riley:         Yes?

Operator:         Yes, could you please repeat the questions, because the
                  participants on the phone line cannot hear the questions.

J. Riley:         OK.

Man:              [offmike][inaudible]

J. Riley:         OK.  The question is -- how much has Cooper paid since the--
                  cash paid out since the Federal Mogul bankruptcy, and the second part of it is how much of the--

[offmike][inaudible]

J. Riley:         -- the answer has been not much, but I don't know exactly what the number is. Do you know, Rich, by chance?

Man:              [offmike][inaudible]

J. Riley:         I don't know.

Man:              [offmike][inaudible]

J. Riley:         Well, Rich-- yeah, we'll check, but Rich indicated that,
                  roughly, we've paid out about $150 million in-- 150,000-- did I say million, I'm sorry-- 150, yeah-- $150,000 in indemnity, and about $500,000 in legal in the fourth quarter.

                  Again, you know, you can-- you get all zeroed in on this number and that number, but I think you really have to look at that slide we talked about in terms of what Federal Mogul has filed and look at it in that context and look at it in the context of two numbers -- 300 million, 100 million of available reserves, potentially available-- 50 million of identified reserves, another 50 million of potentially available reserves, depending on which way Federal Mogul goes, and then look at that in the context of the $300 million worth of cash flow, and this should not be an issue for us.

                  Yes, go ahead.

Man:              [offmike][inaudible]

J. Riley:         Well, we would no longer be responsible to indemnify them.

Man:              [offmike][inaudible]

J. Riley:         Yes.

Man:              [offmike][inaudible]

J. Riley:         OK. The answer is based on our legal counsel, and that is--
                  the question is we have roughly $50 million worth of reserve that was set up when we sold the business to Federal Mogul in '98, and that was to cover certain liabilities that we indemnified them for. An example would be an environmental site. That would be-- that's probably the cleanest, clearest example, and the question, I think-- further question-- the answer is yes, those are set up. We wouldn't be responsible for that if they reject the contract, do you follow me? If they reject the contract, we're not responsible for maintaining that indemnity, so therefore that reserve is released for that purpose.

                  Having said that, the other side of that is if they reject the contract, then we do have to address the asbestos issue, so we'd probably just move that reserve over into that area.

                  Now, the other question was can the bankruptcy court come back through, and the answer is no on that, because of the legal structures on how they [audio fade] were set up.

Man:              [offmike][inaudible]

J. Riley:         Well, Martin, what's changed?  We have that now, right? We have the indemnity.

Man:              [offmike][inaudible]

J. Riley:         No, no, no, no. That can't be done. These are specifically identified, and they are-- no-- the answer is they can't be transferred over, if that's what you're asking -- from the debtors' perspective.

Man:              [offmike][inaudible]

J. Riley:         Yes.

Man:              [offmike][inaudible]

J. Riley:         I don't have it. Federal Mogul has it. Federal Mogul has it like they have a whole bunch of other--

Man:              [offmike][inaudible]

J. Riley:         Yeah, yeah, absolutely.

Man:              [offmike][inaudible]

J. Riley:         Absolutely, like they do any other liability that they had that I don't have anything to do. I mean, they have debtor liability, they have a whole bunch of stuff, but they can't have their cake and eat it, too. In other words, they can't reject--

Man:              [offmike][inaudible]

J. Riley:         Yeah, no. The question, as I understand is, assuming that
                  Federal Mogul establishes a trust to deal-- works with the plaintiffs to establish a trust to deal with these issues, why is that good from a plaintiff standpoint? Basically, that's the question. Why would anybody do that, and the reason they do that is because you'd probably-- people-- not just Cooper, but I think other parties in that trust, they would be looking to have the insurance proceeds put in the trust. They would be looking perhaps to have some cash payment put in the trust on an ongoing basis. That's the way these trusts have typically worked over a period of time. I can't speak for the plaintiffs' attorneys as to whether or not-- or the plaintiffs as to whether or not they would agree to that or not agree with that.

                  The alternative for us is don't participate and use the insurance and use our cash flow at this reasonable cash flow rate and get on with life. I mean-- I'm not suggesting that we will or we won't. I'm just saying that is the track that we believe-- as a matter of fact, I'm not so sure Federal Mogul has not said that they are going to be pursuing the option of a trust, and that's where we got that information. I mean, we're getting this information primarily from their public filings, but in the case of some of these asbestos numbers, we've had a little bit better insight from--

Man:              [offmike][inaudible]

J. Riley:         But I haven't given them the insurance.

Man:              [offmike][inaudible]

J. Riley:         Why would I put an asset, either cash or insurance, into a trust if I was not going to get any benefit out of it? Why would I do that? I mean, I wouldn't do that. I don't know any reason why anybody would do that. So, I mean, if this is all a question of what is the price of the trust, and does that make economic sense for my shareholders, but I certainly don't think it makes any economic sense for my shareholders to give up my rights to the insurance and to throw cash into a trust if I'm not going to get anything out of it, does it? I don't see it.

Man:              [offmike][inaudible]

J. Riley:         Well, I guess the number I gave you, for example, on the
                  second half -- the number was 7,500 claims -- suggests that the claims were being filed at something in the area of 3,000 to 3,500 claims a-- 3,600 to 3,700 claims a quarter. I don't see much change in that, going forward. We certainly have been encouraged that, with this claims history that I recited earlier, that things have fallen back down, and they appear to be moderating at a more-- a lower level. I don't-- that's all I really can say about it at this point. I don't see any big--
                  I don't think we've had any big rush that I know of in the last-- since the end of December and certainly in the first quarter, but, you know, claims come in, claims go out, and I don't think you can hang yourself on a total claims number at the end of a quarter, because you may get one of these big groups that comes in at 2,000, 3,000, 4,000. Maybe they get settled out at $100 a claim, I don't know.

                  So I think you have to step back and really look at the big picture on this and-- I know we started getting ourselves wrapped up into that issue, and the real issue is the insurance coverage-- overall claims rate, the seriousness of the claims, how do they shake out from a serious standpoint? How are the claims covered? What's the aging on this population? What's our insurance coverage? What years does it cover? Do we have good chronological coverage? Do we have good amount coverage? That's what this outside expert does for a living. I mean, that's what these guys do. They deal with these trusts all the time. They deal with these issues all the time.

                  The modeling on all of this is, frankly, I must admit, is far more sophisticated than I even imagined it was or could be, and all of that stuff is taken into consideration, and when you look at it, we walk away saying that with our reserve position, with what we believe is the access to the insurance, and what we are looking at in terms of how this thing forecasts out -- as Brad mentioned, this goes out into the year 20-something-- or 2040, or whatever the hell it is, it's a long time out-- it seems to us that this is a very-- this is a serious, but a very manageable situation. That's where we come out. I mean, we really believe that. I wouldn't tell you that if I didn't believe it. Eli?

Man:              [offmike][inaudible]

J. Riley:         Yes, the process is over. We have no buyers for all or parts of the company.

Man:              [offmike][inaudible]

J. Riley:         Well, the answer is a question of timing, and we've made
                  ourselves very clear that if-- you know-- we've said that, hey, if we get an opportunity to sell any or all parts of the business that were at a very good price, then we might consider that. I don't think the current economic environment is probably conducive to that. I think that we need to really look at what we can do to improve the tools business and -- first things first. Let's take some cash out of the business in terms of the inventory.

                  I would caution you, Eli, to say that there are pieces of our electrical businesses, when you get down below a division level into a product line that are decent, but I may not be happy with the performance of some of them, either. So, you know, that doesn't necessarily mean that we wouldn't look to divest, or we wouldn't look to add to any of those kinds of [audio fade].

                  I think 2002 will be a year of-- in our judgment of riding the economic recovery up, taking the benefit of all of the things that we think we've done right in 2000 and 2001 and hopefully, if this economy starts steaming up like I heard on TV this morning, I think we'll all be very happy campers.

                  In the meantime, I think we've got very good control, a very good handle on where we are on the asbestos situation, and nobody should be shocked about the process that we went through. I mean, I've had any number of people, some of which are in this room, ask me what would we do if we had an offer for Cooper? I said, "Well, I don't have any objections to that." We would go out, and we would test the market, and that's exactly what we did, and we think that's the right and proper thing to do for our shareholders.

                  I had no way of predicting September 11th. I had no way of predicting Federal Mogul. I mean, when we sold our automotive business to Federal Mogul back in '98, it wasn't all that long after that that Federal Mogul floated an equity offering at close to 60 bucks a share, and, all of a sudden, here we are. You know, it was a hell of a deal at the time. We got criticized for not selling it for as much as we should have, and then it turns out it's a hell of a deal at the time and, frankly, it's not a bad deal right now.

                  We made the right move. We're out. We've got to deal with this Federal Mogul issue -- we'll deal with it. Hell, we've dealt with them before, we'll deal with them again, and, I mean-- put it in perspective. We've got a hell of a cash-generating machine here. I mean, 300 million bucks -- if we do the inversion, that's another 50 million, and if you get any kind of growth on that at all, I mean, I don't know if you focused on that number up there, but it's up in the $500 million to $600 million worth of free cash flow that we had on that chart, as I recall, and that's a hell of a-- and when you've got 95 million shares out there, that's a hell of a cash-flow-per-share number that we're targeting. Maybe we'll miss it by 5 percent or 10 percent, but I've got to tell you, it's still a hell of a good number.

                  Chuck?

Man:              [offmike][inaudible]

J. Riley:         OK, the question is in terms of the channels to market, where is-- the hole card in this seems to be inventory in terms of reducing inventories, leaving it the same, or building inventories, which would-- if we were building inventories, it would give a nice kick to the early part of this one. Perhaps things weren't necessarily quite as good as they will be later in the year. Chuck has asked the question -- where do we feel we are in that process? We feel that the majority of our customers reduced inventory significantly throughout 2001. I don't have any numbers other than our January numbers and our early February numbers, and they would appear to me to be sort of in that leveling-out kind of look that we showed you. I have some of those economic indicator charts.

                  My view is they are not going to be anxious to load in inventories, at least in the near term, but when they get to the spring building season, Chuck, which I think is really a key question -- what happens in terms of when things pick up, the spring building season and maintenance and repair season, summer vacation [audio fade] when plants are shut down, that will be the true indicator of where all of the [background noise] in their view of the economic cycle in the inventory.

                  Again, I don't think there's going to be any great pickup in the first quarter. Maybe there will be a little bit in the second quarter. We damn well ought to be able to see it in third-- let's say, mid-year, early third quarter. That will be the key point, in my mind. I don't think anybody is over-inventoried right now.

Man:              [offmike][inaudible]

J. Riley:         The question is -- on that opportunity chart we showed you, what I suggested was that we have now kind of-- culturally changed our focus from-- as we did with strategic sourcing from doing it all alone and independently to doing it together, we've changed our focus on that chart to say we're not just in the fuse business, we're in the circuit protection business, and Chuck's question is -- does that mean that we will be allocating more R&D dollars to developing products that we're not into today?

                  The answer is yes, it could come in two forms, Chuck. It could come in the form of internal development, which we've done some good things on in the Bussmann business, for example, on the electronic side of the business. It may also come in the form of small-- what I would call "seeding" kind of acquisitions where it's a $10 million company. We bought one for Bussmann, CoilTronics-- I don't remember-- several years ago, that was $15 million that turned out to be a $30 million, $40 million business. So it can be in both forms.

                  Personally, my view of R&D is you can invest in a small acquisition, and that's just as good R&D as starting from scratch and maybe better sometimes than starting from scratch. It all depends on what's available and what's out there.

                  The answer is will we be more attuned to moving up into those charts from a-- adding to the basic line we have and the basic product lines we have -- the answer is yes, we're attuned to expanding what we're into in those charts, and the answer is yes also.

                  I mean, I guess, theoretically, you could look at each one of those boxes, and each one of those boxes has a name. There's a whole bunch in that-- remember that big yellow chart up on top -- a whole bunch of technologies and a whole bunch of opportunities in a whole bunch of small companies in these industries that remain. So that gets you into a higher growth area.

                  We have one more question?

Man:              [offmike][inaudible]

J. Riley:         Yes, Bob.

Man:              [offmike][inaudible]

J. Riley:         Yeah, Crouse should do OK. We're a little bit disappointed. It would appear that with the lower oil and gas prices, things have moderated a little bit. That was at a pretty good upturn to the third quarter, early fourth quarter, but I think Crouse will be up modestly. Let me think-- Bussman will be up. We should see a little bit of recovery in the electronic side of the business, but we'll see some moderating in some other parts of that business. So I think that will be flat. Lighting will be OK -- flat going in. What do we have?

Man:              [offmike][inaudible]

J. Riley:         Power systems will be down a little bit, and that's a
                  reflection of infrastructure, which we don't think is going to be that high. Menvier will be up a little bit, as I recall. So pretty much all-- [audio fade] when you come right down-- tools will be down. What am I missing? B-Line, that will be down a little bit, I think -- primarily in the electronic side and construction-- the heavy construction side. Other than that, I think that's pretty much it-- Wiring Device will be flat, I think.

                  So that's the plan, that's what we've based the outlook on. Again, if we get any uptick from that, we ought to be able to leverage the actions we've taken in the past.

                  Let me just close by saying that 2001 was challenging. I've got to tell you, it was not fun. Nobody likes to deal with down sales. We think we did what was right for the shareholders on the strategic review process. Unfortunately, we ran into this bump in the road with Federal Mogul which is, I don't think anybody here could have anticipated three or four or five years ago when we did this deal, but we've had a history of dealing with these issues, and we'll deal with that one, and I think the actions we've taken and the work that we've done, so far, puts us in a position of being highly confident that we can deal with not just the recovery in the economy, which is going to be [audio fade] pluses, but also with the issues related to Federal Mogul, and that's what we'll be working on, going forward.

                  Again, I don't think we can afford to lose focus on the cash flow line. That is the kicker, and that is an area that I have a high level of confidence-- a high, high level of confidence in, and when we do good things on that line, we will be able to do good things for the company and its employees and shareholders and also the communities that we live in.

                  With that, I thank you for your time and attention and appreciate your questions. Thank you.